                                                                  Exhibit (d)(5)

                                    FORM OF
                            GRC INTERNATIONAL, INC.
                              EMPLOYMENT AGREEMENT
                                     (CEO)

THIS EMPLOYMENT AND CONSULTING AGREEMENT (this "Amended Agreement") is made in Vienna, Virginia, as of February , 2000, by and between Gary L Denman (hereinafter referred to in the first person or as "Employee") and GRC International, Inc., a corporation with its principal offices at 1900 Gallows Road, Vienna, Virginia 22182 ("GRCI" or "Employer"), and amends and restates the Employment Agreement between the parties dated as of July 1, 1998. The term "Company" shall include Parent, as defined below, and any subsidiary, or affiliate of Parent. As a condition to, and in consideration of, GRCI's continued employment of Employee, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, and conditioned upon the execution of the Agreement and Plan of Merger by and among GRCI, AT&T Corp. (the "Parent") and the Purchaser (a subsidiary of the Parent) (the "Merger Agreement"), the parties mutually agree as follows:

1    DUTIES.

     (a) I agree to work for GRCI in the capacity set forth in Item 1(a) of Exhibit A attached hereto for the period ending six months after the Share Purchase Date as defined in the Merger Agreement (the "Term of Employment"). My duties will include all of those generally associated with said position, subject to the direction and assignment of the President of AT&T Government Markets, or any successor to such position, and to participate as requested with the Government Markets leadership team to support the successful transition, integration, growth and synergies of the new combined business. The duties assigned to me shall generally be performed at the place of employment specified in Item 1(b) of Exhibit A, but I understand I may be required to attend meetings at the premises of customers and at the offices of AT&T Government Markets in Washington, D.C. During the Term of Employment all of my working time and energies shall be devoted to the foregoing duties. In addition to the duties set forth in
     Item 1(a) of Exhibit A, I agree to use my reasonable best efforts to implement the terms of the Merger Agreement, to provide guidance to the President AT&T Government Markets (or the successor to such position) regarding historical operation of GRCI, to introduce the President of AT&T Government Markets to GRCI's current and prospective principal business contacts and to Transition overall management and leadership responsibilities for the current GRC business to Mike Stolarik at a time not later than the end of my Term of Employment. I shall participate in and facilitate the successful integration of GRC and the current Government Markets Professional Services Organization by working in concert with Mike Stolarik and Larry Spilman. This includes the joint review of programs and business plans, and the introduction of customers and other key stakeholders. I will recommend key consultants that would support current operations and the growth and synergy objectives of the combined Professional Services team. In addition, I will support
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the integration of the common support functions with those in Government
Markets and provide for the orderly transition and termination of all functions associated with the GRC public company.

(b) (1) For a period of two years following the expiration of the Term of Employment, (the "Consulting Term"), I agree to provide such consulting services to the Company as the Company may require from time to time. In fulfilling this obligation, I shall make my services available, and shall devote all my working time and energies to performing such services the equivalent of a minimum of three full working days per calendar month, in the aggregate. Performance of requested consulting services which reasonably require services in excess of three full working days per month will be compensated as provided in Subsection 5(c). In that regard, I shall be reasonably available to the President of AT&T Government Markets or her delegate for miscellaneous calls and consultation on a reasonably continuous basis, taking into account my travel schedule and other commitments. In the event I am employed by another employer subsequent to the expiration of the Term of Employment on a substantially full-time basis, I will ensure that the terms and conditions of such employment will permit me to fulfill the foregoing obligation.

     (2) I understand and agree that such services shall be provided as an independent contractor of the Company, and that as such I shall not be eligible to participate in, or receive any benefits as an employee of the Company under, any employee benefit plan or program maintained by the Company for the benefit of its employees, or any workers' compensation or unemployment compensation program applicable to the Company.

     (3) I or the Company may terminate my consulting services upon 30 days prior written notice; provided, however, that so long as the Company is paying me the consideration set forth in section 5.(c) hereof, and for the twelve month period following the cessation of such payments, I will continue to be subject to the provisions of subsections 1(c) and 1(d) hereof.

     (4) During the Consulting Term, reasonable and customary expenses I incur to provide requested consulting services will be reimbursed, including travel from my place of residence which may be outside the Washington, DC metro area.

(c) During the Term of Employment, I will obtain the prior written approval of Parent if I intend to engage in any outside business activity, and the Parent may refuse to give such consent if, in the exercise of its reasonable business judgment, such outside business activity would compete with or conflict with my employment with GRCI. During the Term of Employment and the Consulting Term and any period during which I am receiving disability
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benefits from GRCI or Parent, absent the express, prior written authorization of the President, AT&T Government Markets, which authorization shall not be unreasonably withheld, I will not, directly or indirectly, engage in any activity competitive with or adverse to the Company's business or welfare, whether alone, as a partner of any partnership or joint venture, or as an officer, director, employee, independent contractor, consultant, or holder of 5% or more of any class of stock, of any corporation, and will comply with the AT&T Non-Competition guidelines, set forth in Exhibit B to this agreement.

(d) I agree that for a period of one year immediately following the end of the Consulting Term, or the one year period immediately following the last payment made by the Company pursuant to subsection 5.(c) hereof, whichever is shorter, I will continue to comply with the AT&T Non-Competition guidelines and further covenant that I will not interfere with the business of the Company by directly or indirectly soliciting an employee to leave the Company's employment, by inducing a consultant to sever the consultant's relationship with the Company, or by inducing a customer to sever the customer's relationship with the Company.

(e) This Amended Agreement is specifically subject to and conditioned upon, and will become automatically effective upon, the Share Purchase Date as that term is defined in the Merger Agreement, and upon its effectiveness shall be deemed to cancel and replace in their entirety any and all previous employment agreements entered into between me and GRCI (including, but not limited to, the Employment Agreement between GRCI and the Employee dated as of July 1, 1998 (the "Former Agreement")).

2.   INTELLECTUAL PROPERTY

(a) In this Amended Agreement, (i) "Intellectual Property" means any patent, trademark, copyright, semiconductor mask right, trade secret, invention, discovery, design, idea or improvement (whether or not any of the foregoing are patentable, protectable by copyright, or otherwise protectable), and (ii) the word "made", when used with "Intellectual Property", means made, devised, developed, conceived or reduced to practice. Exhibit C to this Amended Agreement contains a complete list of all Intellectual Property I consider proprietary to me, and, during my employment with GRCI, I agree to update Exhibit B from time to time as may be necessary to keep it current. I will not incorporate or permit to be incorporated into any work performed for or on behalf of the Company any Intellectual Property proprietary to me or any third party.

(b) I will disclose to the Company all Intellectual Property made by me, alone or with others, during any period of employment with GRCI. All such disclosures shall be reviewed by the Company in confidence to determine any issues which may arise.

(c) I agree to comply with the terms of the Intellectual Property Agreement set forth in Exhibit D to this Agreement, the terms of which are incorporated in this Agreement by reference as if fully set forth herein.
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3.   PROPRIETARY INFORMATION. I understand that in the course of my employment with GRCI, I will be making use of, acquiring or adding to proprietary and/or confidential information and materials of the Company or of other parties ("Proprietary Information"). I will not disclose or use any Proprietary Information either during or after my employment with GRCI, except to the extent expressly authorized in writing by an officer of Parent. The following are some examples of Proprietary Information, even if not marked or identified as such:

(i) Computer software of all kinds, source and object codes, algorithms, coding sheets, compilers, assemblers, design concepts, routines and subroutines, and all related documents and materials;

(ii) Business practices, marketing techniques, mailing lists, purchasing information, price lists, pricing policies, quoting procedures, customer and prospective customer lists and information, and all materials or information relating to the manner in which the Company does business;

(iii) Discoveries, concepts and ideas, whether or not patentable, protectable by copyright, or otherwise protectable, trade secrets, "know-how," production processes, research and development activities, and information on products or programs;

(iv) Financial information, cost structure, bidding strategy, salary structure, and such other information not in the public domain as may be helpful to competitors or harmful to the Company, its customers or employees;

(v) Any other information, materials or documents related to the business or activities of the Company which are not generally known to others engaged in similar businesses or activities; and

(vi) All ideas which are derived from my access to or knowledge of any of the above.

Further, I will use my best efforts to safeguard any classified information which comes into my possession and to fully comply with all governmental statutes, rules, regulations and procedures affecting the handling of classified information.

4. CONFLICTS OF INTEREST. I have read and understood the Parent's Code of Conduct, a copy of which is attached as Exhibit E, and while employed by GRCI, I agree to abide by the Parent's Code of Conduct, as the same may be amended from time to time, and to complete any of the Parent's or GRCI's ethics questionnaires as may be required by the Parent or GRCI from time to time. Except as fully disclosed in a document attached to this Amended Agreement, I am not a party to any agreement or understanding with any other person or business, nor am I subject to any other legal restriction or obligation, which would in any way prohibit, impede or hinder my employment with GRCI or the performance of my duties in the course of such employment.
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5. COMPENSATION.

(a) Base Salary. During the Term of Employment, GRCI shall pay me the annual base salary set forth in Exhibit A, Item 3(a) ("Base Salary") payable in substantially equal monthly installments (in arrears).

(b) Annual Bonus. At the end of the Term of Employment, and provided I have complied with the requirements of sections 1.(c) and 3 hereof, I shall be entitled to an annual bonus of $250,000, prorated based on the number of full or partial calendar months of such Term of Employment divided by 12 ("Annual Bonus"). In recognition of the Annual Bonus provisions of Employment Agreement between the parties dated as of July 1, 1998, I shall be entitled to an annual bonus of $250,000 prorated for the period beginning July 1, 1999 and ending with the beginning of the Term of Employment.

(c) Consulting Fee. During the Consulting Term, the Company shall pay me compensation of $75,000 annually, payable in substantially equal monthly installments (in arrears). Additionally, the company will pay me $2000.00 per day in the aggregate for requested consulting services that meaningfully exceed three days per month.

(d) Car Allowance. During the Term of Employment, GRCI will provide me with an automobile allowance of up to $1,000 per month during the Employment Term. In addition, GRCI will reimburse my actual, reasonable expenses of operating the vehicle.

(e) Unvested Options. I am the holder of certain options to purchase shares of GRCI which, as of the Effective Date of this Agreement, are not vested and which, pursuant to the terms of the Option Plans would have substantially reduced value after the Effective Date of this Agreement. In consideration of my agreement to cancel such unvested options and as further consideration for the performance of my obligations pursuant to sections 1, 2, 3 and 4 hereof, GRCI shall pay me an amount equal to the excess of the Per Share Amount (as defined in the Merger Agreement) over the exercise price of those unvested options, as if they were fully exercisable on the date before the Effective Date, in installments corresponding to the original vesting period of such options, but in no event later than the expiration of the Term of Employment.

6. DISABILITY. If I am unable to fulfill the duties of my position by reason of any illness, incapacity or disability, my salary shall be payable for only 90 days following the onset of such illness, incapacity or disability, provided, however, that if I (i) have applied for insurance benefits under GRCI's long-term disability policy during said 90-day period, and (ii) have not yet begun to receive payments under said policy during said 90-day period, then my salary shall continue to be payable for up to 180 days following the onset of such illness, incapacity or disability until I begin to receive such payments. During the foregoing 90-day period (or 180 day period, if applicable), my salary, to the extent not covered by GRCI's short-term disability benefits, shall be paid through the use of my sick leave, if any, accumulated prior to January 1, 1994, but if such sick leave is or becomes exhausted or is inapplicable to me, my salary shall nevertheless be paid for the 90 day period (or 180 day period, if applicable). If I shall return to full employment and full discharge of my duties during the term of this Amended Agreement, full compensation shall be prospectively reinstated for any remaining
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term of this Amended Agreement. During the period of such disability, I shall not be entitled to the compensation set forth in subsection 5(c).

7.   TERMINATION AND SEVERANCE

     (a) This Agreement shall remain in effect from the Effective Date through the end of the Consulting Term. This Agreement will be terminated by the Company or by GRCI immediately for Cause by written notice to me. For purposes of this Agreement, "Cause" means:

          (i) the willful and continued failure of Employee to substantially perform his or her duties with GRCI (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Employee by GRCI which specifically identifies the manner in which GRCI believes that Employee has not substantially performed his or her duties;

          (ii) the willful engaging by Employee in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company;

          (iii) Employee's personal dishonesty or breach of fiduciary duty to the Company that in either case results or was intended to result in personal profit to Employee at the expense of the Company; or

          (iv) willful violation by Employee of any law, rule or regulation (other than traffic violations, misdemeanors or similar offenses) or cease-and-desist order, court order, judgment or supervisory agreement, which violation is materially and demonstrably injurious to the Company

          (v) material breach of the Employee's covenants pursuant to section 1.(c), 2 and 3 hereof.

For purposes of the preceding clauses (i) through (iv), no act or failure to act, on the part of Employee, shall be considered "willful" unless it is done, or omitted to be done, by Employee in bad faith and without reasonable belief that Employee's action or omission was in the best interests of the Company. Any act, or failure to act, based upon the instructions or with the express approval of the Board or of a Company officer with authority to direct Employee or based upon the advice of counsel for the Company, shall be conclusively presumed to be done, or omitted to be done, by Employee in good faith and in the best interest of the Company.

     (b) To the maximum extent permitted by law, I hereby expressly authorize GRCI in advance upon my termination to deduct from my final paycheck(s) and from my paid time off (PTO) check all amounts I owe GRCI (including but not limited to repayment of advances, loans or any other obligations).

     (c) Upon termination of employment, I will execute and comply with the Termination Agreement and Release attached hereto as Exhibit F and deliver to the Company all notes,
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data, tapes, lists, reference materials, sketches, drawings, memoranda, records and other documents which are in my possession or control belonging to the Company or relating to its business.

     (d) Termination of this Amended Agreement, whether by expiration of its term, or otherwise, will not relieve me from my obligations under Sections 1(c), 2, and 3, and Exhibits B and D of this Amended Agreement, which by their respective terms, continue beyond the termination of this Amended Agreement for periods set forth in Sections 1(c), 2 and 3.

     (e) In the event this Agreement is terminated prior to the end of the Consulting Term as a result of my death or total disability (as determined by the Board of Parent):

          (i)  no further payments will be made under subsection 5.(a), (c) or
               (d) for any period after the date of my death in the event causing my total disability

          (ii) I or my estate will receive my Annual Bonus, pro-rated from the Effective date to the date of my death or the event causing my total disability, plus the entire amount that would otherwise have been payable pursuant to subsection 5.(e) for unvested options and which then remains unpaid, plus the amount set forth in subsection 7(f)(x) below.

     (f) Notwithstanding any other provision of this Amended Agreement to the contrary, as soon as practicable following the expiration of the Term of
Employment:

          (x) in addition to any additional Base Salary I have earned, GRCI shall pay me a lump-sum severance payment in an amount equal to two (2) times my Gross Annual Salary, plus two (2) times my Target Gross Annual Bonus, which sum I and GRCI agree equals $1,162,240, plus $10,000 (in complete satisfaction of any obligation of the Company to provide lifetime dental and vision coverage), less any income, excise, employment or other tax withholdings which GRCI is required by law to deduct therefrom, which payment shall be in complete satisfaction of any obligation of the Company pursuant to any other agreement I have had with the Company regarding payments due as a result of a change in control of the Company;

          (y) GRCI shall continue to provide me with the same level of insurance benefits and officer perquisites which I have been receiving from GRCI immediately prior to termination, and such benefits and perquisites shall be provided until the earlier of
               (A) such time as I obtain new benefits coverage by reason of new employment, or (B) the two (2) year anniversary of my termination of employment with GRCI.

     (g) In the event of the termination of this Agreement prior to the expiration of the Consulting Term for cause, or if I resign at any time for whatever reason (except as provided in the immediately following paragraph), I will not have any rights to any amounts, payments, or property described in this Agreement that were not paid or which were not vested at that time.

     (h) Notwithstanding any other provision of this Amended Agreement, in the event that any payment or benefit received or to be received by Employee in connection with termination
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of Employee's employment (whether pursuant to the terms of this Amended
Agreement or any other plan, arrangement or agreement with GRCI, or any person affiliated with GRCI or such Person)(all such payments and benefits, including the Severance Benefits, being hereinafter called the "Total Benefits"), would be subject (in whole or in part) to the excise tax (the "Excise Tax") imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), then the Severance Benefits shall be reduced to the extent necessary so that no portion of the Total Benefits is subject to the Excise Tax if (A) the net amount of such Total Benefits, as so reduced, (and after deduction of the net amount of federal, state and local income taxes and FICA and Medicare taxes on such reduced Total Benefits) is greater than (B) the excess of (i) the net amount of such Total Benefits, without reduction (but after deduction of the net amount of federal, state and local income taxes and FICA and Medicare taxes on such Total Benefits), over (ii) the amount of Excise Tax to which Employee would be subject in respect of such Total Benefits. For purposes of determining whether and the extent to which the Total Benefits will be subject to the Excise Tax, (i) no portion of the Total Benefits the receipt or enjoyment of which Employee shall have effectively waived in writing prior to Employee's date of termination of employment shall be taken into account, (ii) no portion of the Total Benefits shall be taken into account which in the opinion of tax counsel selected by Parent does not constitute a "parachute payment" within the meaning of Section 280G(b)(2) of the Code, and (iii) the value of any noncash benefit or any deferred payment or benefit included in the Total Benefits shall be determined by Parent's independent auditors in accordance with the principles of Sections 280G(d)(3) and (d)(4) of the Code. For purposes of this Section 7(h), the term "Severance Benefits" means the benefits provided for by clauses (x) and (y) of Section 7(f) hereof.

8.   BENEFITS.

     During the Term of Employment, in addition to any other entitlement under the terms of this Agreement, I will continue in the employee benefit plans and programs generally available to other similarly situated active employees of GRCI.

9.   NOTICE.

(a) Any notice to be given to me under this Amended Agreement shall be in writing and delivered by (i) registered or certified mail, return receipt requested; (ii) express courier; or (iii) hand-delivery; at an address specified for me in this Amended Agreement or in any Exhibit hereto or at such other address of which written notice has been given to GRCI by me by any of the foregoing means.

(b) Any notice to be given to the Company under this Amended Agreement shall be in writing and delivered by any of the means specified in subsection (a) above, to the President, AT&T Government Markets, with a copy to the General Counsel, AT&T Business Services, AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920.

10.  DISPUTES.

(a) This Amended Agreement has been executed in and shall be governed by the laws of the Commonwealth of Virginia.

(b) Any controversy or claim arising out of or relating to Employee's employment or this Amended Agreement shall be resolved in the courts of Fairfax County, Virginia, and Employee hereby submits to the jurisdiction of such courts, and agrees to accept service of process from such courts.

(c) I understand and agree that the Company will suffer irreparable harm if I breach any of my obligations under this Amended Agreement and that monetary damages may be inadequate to compensate for such breach. Accordingly, in the event of a breach or, threatened breach by me, the Company, in addition to and not in limitation of any other rights, remedies or damages available to it at law or in equity or otherwise, shall be entitled to a injunctive relief preventing any such breach by myself or by my partners, agents, representatives, servants, employers, employees and/or any and all persons directly or indirectly acting for or with me.

11. ASSIGNMENT, SUCCESSORS. My services are unique and personal. Accordingly, I may not assign any rights or delegate any duties or obligations under this Amended Agreement. The rights and obligations of the Company under this Amended Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company.

12. ENTIRE AGREEMENT. This Amended Agreement, together with all documents attached to this Amended Agreement or specifically referred to in it, contains the entire agreement and understandings by and between the Company and me with respect to the covenants described in this Amended Agreement, and any representation, promise, agreement or understanding, written or oral, not contained in this Amended Agreement shall be of no force or effect. No change or modification of this Amended Agreement shall be valid or binding unless the change or modification is in writing and signed by the parties to this Amended Agreement. Any representation contrary to this Amended Agreement, express or implied, written or oral, is hereby disclaimed. Nothing in this Amended Agreement shall obligate GRCI to employ me for any length of time. No waiver of any provision of this Amended Agreement shall be valid unless it is in writing and signed by the party against whom such waiver is sought to be enforced, and no waiver of any provision shall be deemed a waiver of any other provision or a waiver of the same provision at any other time.

13. SEVERABILITY. Any provision of this Amended Agreement which may be determined to be unenforceable, invalid or illegal shall be deemed stricken from this Amended Agreement and all remaining provisions shall continue in full force and effect.

14. REASONABLENESS OF RESTRICTIONS. I have carefully read and considered the provisions of this Amended Agreement and, having done so, agree that the restrictions set forth in this Amended Agreement are fair and reasonable and are reasonably required for the Company's protection. This Amended Agreement shall be construed fairly as to all parties and not in favor of or against any party, regardless of which party prepared this Amended Agreement. In the event that, notwithstanding the foregoing, any part of this Amended

Agreement shall be held to be invalid or unenforceable, the remaining parts of the Amended Agreement shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included in the Amended Agreement. If any provision is held invalid or unenforceable with respect to particular circumstances, it shall nevertheless remain in full force and effect in all other circumstances.

IN WITNESS WHEREOF, the parties have executed this Amended Agreement as of the date first set forth above.

ATTEST:                                 GRC INTERNATIONAL, INC.

                                        By:
-------------------------                  ----------------------


WITNESS                                 EMPLOYEE


-------------------------               -------------------------


APPROVED AND RATIFIED BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF GRC INTERNATIONAL, INC.

By:
   ----------------------

                                                                       EXHIBIT A

                             DETAILS OF EMPLOYMENT

EMPLOYEE:           Gary L. Denman

ITEM 1(a)           Position: PRESIDENT, GRC INTERNATIONAL [AN AT&T COMPANY]

ITEM 1(b)           Principal Office: VIENNA, VA

ITEM 2 Effective Date of this Amended Agreement: The date of the consummation of the Offer as more specifically set forth in the Merger Agreement

ITEM 3(a)           Gross Annual Salary:
                    [THREE HUNDRED THIRTY THOUSAND DOLLARS ($330,000)]

ITEM 3(b)           Gross Annual Bonus:
                    TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000)

ITEM 4              Notice to Employee:

Gary L. Denman                                Gary L. Denman
1900 Gallows Road                  and/       8427 Blevins Way Court
Vienna, VA 22182                    or        Vienna, VA 22182



EMPLOYEE:                                     GRC INTERNATIONAL, INC.


                                              By:
----------------------------                      ------------------------------


APPROVED AND RATIFIED BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF GRC INTERNATIONAL, INC.


By: _________________________